Exhibit 99.1

Sapiens Strengthens Presence in the Iberian Market with New Hire

Rodrigo Rueda, with more than 20 years of experience in the insurance sector, joins Sapiens Iberia as Sales Director.

December 14, 2020 - Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced that Rodrigo Rueda, an expert in the insurance sector, joined Sapiens Iberia (formerly Cálculo) as Sales Director. Rodrigo has more than 20 years of technical and management experience in the insurance sector, which he will use to lead Sapiens’ sales efforts in the Iberian market, expanding the presence of Sapiens across Spain and Portugal.

Rodrigo has a successful track record in defining, building and selling insurance platforms. He also has extensive experience in the consulting world, which gives him great insight into the insurance industry. “Everyone needs insurance, but few make it a priority. Therefore, it needs to be embedded in the carriers’ products and solutions,” says Rueda.

“Rodrigo’s hire is the next big step in Sapiens’ commitment to the Iberian market. This follows upon the efforts we have made to incorporate Sapiens’ global knowledge and know-how in developing our local products and services,” says Diogo Moraes Sunyer, Country Manager, Sapiens Iberia. “Rodrigo is an experienced sales professional with significant knowledge of modernizing insurance processes and information systems, as well as in implementing digitization strategies. These skills are crucial in growing and improving our position in Iberia,” says Rosa Barragan, Solutions Marketing Director of Sapiens Iberia.

Rodrigo joins at a time of significant expansion for Sapiens in the Iberian market. A year ago the company acquired Cálculo, a leading vendor of insurance consulting and managed services, as well as core solutions to the Spanish market. “Sapiens leverages its insurance industry knowledge to create great solutions. In my view, their understanding of the true needs of the industry lays the foundation for their strong customer relationships,” says Moraes Sunyer. “Little by little our solutions will enable the industry to become more integrated, agile and adaptive.”

Sapiens provides companies with comprehensive, digital, cloud native software solutions for Life and Non-Life insurance, as well as reinsurance solutions. It has followed a consistent strategy of expanding its global footprint through both organic and non-organic mergers and acquisitions. These strategic partnerships, along with the recruitment of the most talented people, has succinctly enabled Sapiens’ to increase market share, enter new markets and increase its business.

Sapiens helps insurers effectively digitize traditional business models and provide insurers in the Iberian market with the tools they need to offer the best service to their customers. With the Iberian market identified as a region poised for rapid growth, Sapiens’ solutions offer a transformative path for insurers of all sizes.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com